COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company
Corporate Taxpayer’s ID CNPJ/MF nº 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 3, 2005

On May 3, 2005, at 8:00 pm, Brazilian Time, the Members of the Board of Directors gathered together, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, nº 3.142, city of São Paulo, state of São Paulo, to deliberate the following order of the day: Examine, discuss and approve and homologate the request to convert common shares into preferred shares, received by the Board on this date, from Nova Rio Save Empreendimentos e Participações Ltda shareholders, company controlled by Valentim dos Santos Diniz, Rio Soe Empreendimentos e Participações Ltda, company controlled by Lucília Maria dos Santos Diniz and Pedro Paulo Falleiros dos Santos Diniz, in accordance to paragraph 3 of Article 4 of the Company’s By-Laws. The Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, presided the meeting, inviting myself, Marise Rieger Salzano, to be the Secretary of the meeting. Placed in the discussion the item referred to as the Order of the Day, the Members of the Board of Directors deliberated, unanimously, to approve the conversion request, received by the Board in this date, from the shareholders by the following numbers:

(i)     the shareholder Nova Rio Save Empreendimentos e Participações Ltda required the conversion of 4,913,216,217 (four billion, nine hundred and thirteen million, two hundred and sixteen hundred thousand, two hundred and seventeen) common shares to preferred shares;

(ii)     the shareholder Rio Soe Empreendimentos e Participações Ltda required the conversion of 2,717,308,644 (two billion, seven hundred and seventeen million, three hundred and eight thousand, six hundred and forty four) common shares to preferred shares;

(iii)     the shareholder Pedro Paulo Falleiros dos Santos Diniz required the conversion of 360,850 (three hundred and sixty thousand, eight hundred and fifty) common shares to preferred shares.

Therefore Nova Rio Save Empreendimentos e Participações Ltda, Rio Soe Empreendimentos e Participações Ltda, and Pedro Paulo Falleiros dos Santos Diniz requests were homologated. Consequently, the main clause of the 4th Article from Company’s By-Laws will be effective with the following content:

“Article 4” (“Main Clause”) – “Company’s social stock is R$ 3,673,795,447.57 (three billion, six hundred and seventy three million, seven hundred and ninety five thousand, four hundred and forty seven Reais and fifty seven cents), fully realized and divided in 113,522,239,433 (one hundred and thirteen billion, five hundred and twenty two million, two hundred and thirty nine thousand, four hundred and thirty three) shares holding no book value, in which 55,839,925,688 (fifty five billion, eight hundred and thirty nine million, nine hundred and twenty five thousand, six hundred and eighty eight) common shares and 57,682,313,745 (fifty seven billion, six hundred and eighty two million, three hundred and thirteen thousand, seven hundred and forty five) preferred shares.”

Having no further business to discuss, the meeting was adjourned and the present minutes were drawn up, which, after being read and agreed, were approved and signed by the attendees. São Paulo, May 03, 2005. Signatures. Chairman — Abilio dos Santos Diniz; Secretary – Marise Rieger Salzano; Board Members: Valentim dos Santos Diniz, Abilio dos Santos Diniz, Augusto Marques da Cruz Filho, Fernão Carlos B. Bracher, Roberto Teixeira da Costa, Mailson Ferreira da Nóbrega, Gerald Dinu Reiss and Luiz Carlos Bresser Gonçalves Pereira.

This is a true copy.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Lawyer Association (OAB/SP): 189.868